

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-mail
Thomas Bartlett
President
DogInn, Inc.
1380 Lougar Ave
Sarnia, Ontario, N7S 5N7, Canada

> **Re:** **DogInn, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-173438**

Dear Mr. Bartlett:

We have reviewed the above-referenced filing and the related response letter dated May 18, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated May 6, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

General

1. We refer to prior comments 5 and 6 and note the disclosure included under the caption "Where You Can Find More Information" on page 31 of your document. Given the uncertainty as to whether you will register a class of securities under Section 12 of the Securities Exchange Act we reissue prior comments 5 and 6. Please include risk factor disclosure informing investors that immediately following the effective date you will not be a fully reporting company and that there is a risk that your reporting obligations under Section 15(d) of the Securities Act will be suspended in the event you have less than three hundred record shareholders at your next fiscal year end.

2. We refer to the added risk factor disclosure included in response to prior comment 7. While you discuss the risks associated with not being required to assess the effectiveness of your internal controls over financial reporting, you fail to disclose that so long as you remain a smaller reporting company, you will not be required to obtain or disclose an

auditor's attestation concerning management's report on internal controls over financial reporting. As such, we reissue prior comment 7 in part.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3. We refer to prior comment 8 and the related revisions made in response thereto. You estimate that your total expenditures over the next twelve months will be approximately $30,000 to $40,000. However, at page 3 you state that expenses related to phase one of your business plan are expected to be less than $30,000 and would be followed by phase two over the ensuing six months with estimated expenses of $100,000 during that period. Please reconcile the apparently inconsistent statements and state the dollar amount of the expected deficiency in your currently available or contractually committed resources to fund the anticipated expenses of your planned operations over the 12 months from the date of the prospectus.

Description of Business

The Market, page 13

4. We refer to prior comments 11 and 12 and note your inclusion of third-party website addresses in your document. Please tell us whether you considered our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000), which provides guidance regarding the use of hyperlinks in your prospectus. Please note that by including the website references, the information contained in those websites may be deemed to be part of the prospectus and you may be responsible for all information contained in such websites.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
       Jody M. Walker, Esq.